EXHIBIT 99.6

CONSENT OF D. BUBAR

In connection with the management discussion and analysis of financial statements for the period ended May 31, 2011 (the “Interim MD&A”), which includes reference to the undersigned in connection with the mineral resource estimates and the technical information included therein, the undersigned hereby consents to reference to the undersigned’s name in the Interim MD&A and the incorporation by reference of the Interim MD&A in the registration statement on Form F-10 of Avalon Rare Metals Inc. (No. 333-173669), and any amendments thereto filed under the United States Securities Act of 1933, as amended (the “Registration Statement”), and the inclusion of the Interim MD&A as an exhibit to the Registration Statement.

/s/ Donald S. Bubar
Name:	Donald S. Bubar, P. Geo.
Title:	President & CEO, Avalon Rare Metals Inc.

Date: July 14, 2011